

February 17, 2012

Via E-Mail
Matthew Allen
President
Wheelchair ADL Solutions Corporation
1324 N. Liberty Lake Rd. #169
Liberty Lake, WA 99019

> **Re: Wheelchair ADL Solutions Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 31, 2012**
> **File No. 333-178417**

Dear Mr. Allen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note your response to prior comment 3. Please reconcile the disclosure on page 5 with the disclosure in the third paragraph on page 19 concerning steps you still need to take and the capital and timelines necessary to generate revenue from your planned business. Also, reconcile the disclosure on pages 5 and 20 about the two stages.

The Offering, page 14

2.   We note your responses to prior comments 7 and 12. Please reconcile the disclosure in this section that one million shares were issued to the founder and the remaining 1,013,000 shares were offered and sold by you at a purchase price of $.10 per share with disclosure in the last paragraph on page 17 that 2,013,000 shares registered for resale

were issued for services or were sold to selling security holders at a price of $.10 per share. It appears that you sold 13,000 shares to selling security holders at a price of $.10 per share. Please also describe the services used as consideration.

Plan of Operation, page 19

3.   We note your responses to prior comments 14 and 16. However, the disclosure you added in the third and fourth sentences of this section does not clarify: (1) how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws; and (2) the operation of your business for the first six months. We note the disclosure on page F-3 that you had total assets of $1,405 at November 30, 2011. Please advise or revise.

4.   If you do not have sufficient resources to comply with your obligations under the federal securities laws, please highlight in your prospectus summary and add a risk factor to disclose the resulting lack of information that will be available to investors.

Compliance with Section 16(A) of the Exchange Act, page 26

5.   We note your response to prior comment 25. Please disclose when you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act.

Plan of Distribution, page 27

6.   We note your response to prior comment 26. Please expand this section to describe the subscription agreement. With regard to the subscription agreement to be used in connection with this offering, tell us the purpose and effect of each representation and acknowledgement that you are requiring from investors. Also, provide us your analysis of how each such representation and acknowledgement is consistent with Section 14 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David M. Rees